Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated March 28, 2007

Relating to Preliminary Prospectus dated March 22, 2007

Registration No. 333-134466

On March 28, 2007, SenoRx, Inc. filed Amendment No. 6 to its Registration Statement on Form S-1 to update certain disclosures that had been provided in its preliminary prospectus dated March 22, 2007 relating to this offering. The following summarizes certain terms of the disclosure in the preliminary prospectus included in Amendment No. 6 to the Registration Statement that updates the disclosure in the preliminary prospectus dated March 22, 2007. A filed copy of our current registration statement is available via the following link:

http://www.sec.gov/cgi-bin/browse-edgar?company=SenoRx&CIK=&filenum=&State=&SIC=&owner=include&action=getcompany

Common stock offered by us:	5,500,000 shares (excluding option to purchase up to 825,000 additional shares to cover over-allotments)

Common stock to be outstanding after this offering:	14,980,572 shares.

Assumed initial public offering price per share:	$9.00 – $10.00 per share. This represents a decrease from the price range of $11.00 to $13.00 indicated in the preliminary prospectus dated March 22, 2007 relating to these securities.

Net proceeds to us:

Approximately $46.6 million (or $53.9 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming a public offering price of $9.50 per share, which is the mid-point of the range set forth above.

Use of proceeds:

The net proceeds that we will receive from the offering will be less than the estimated net proceeds set forth under the caption “Use of Proceeds” in the Preliminary Prospectus, which was based on an assumed initial offering price of $12.00 per share.

As a result, we currently expect to use our net proceeds from this offering as follows:

•	approximately $29 million for sales and marketing initiatives to support the ongoing commercialization of our EnCor system and other products and products under development; and

•	approximately $7 million for research and development activities, including support of product development, regulatory and clinical study initiatives;

•	$1.8 million for repayment of interest owing on the May 2006 convertible promissory notes; and

•	the remainder for general corporate purposes.

We may use a portion of our net proceeds to acquire complementary products, technologies or businesses; however, we currently have no agreements or commitments to complete any such transaction and are not involved in negotiations to do so.

Shares issuable on conversion of promissory notes:

At December 31, 2006, assuming an offering price of $9.50 per share, which is the mid-point of the range set forth above, the promissory notes issued in May 2006, would convert into 1,052,628 shares of common stock.

Pro forma as adjusted balance sheet data:

Based on an assumed offering price of $9.50 per share, the mid-point of the range set forth above, as of December 31, 2006, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $53.5 million and, working capital would have been approximately $53.8 million, total assets would have been approximately $64.5 million, and total stockholders’ equity would have been approximately $43.2 million.

Pro forma as adjusted capitalization:

Based on an assumed offering price of $9.50 per share, the mid-point of the range set forth above, as of December 31, 2006, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $108.7 million, total stockholders’ equity would have been approximately $43.2 million and total capitalization would have been approximately $55.3 million.

Dilution:

Based on an assumed offering price of $9.50 per share, the mid-point of the range set forth above, our pro forma as adjusted net tangible book value after this offering would have been $43.2 million, or $2.69 per share, as of December 31, 2006. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.02 per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $6.81 per share to investors participating in this offering at the initial public offering price. Investors purchasing shares of common stock in this offering will have purchased approximately 34.3% of our outstanding common stock immediately following the completion of this offering and will have contributed approximately 49.1% of the total consideration paid for our common stock.

Compensation value of CEO warrant:

Exercise of the warrant issued to our CEO, Mr. Malchow, in October 2004 would have a compensation value of $358,285, assuming an offering price of $9.50 per share, which is the mid-point of the range set forth above.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.